Exhibit 3.1


                              AMENDED AND RESTATED

                                     BYLAWS

                                       OF

                             TRANS WORLD CORPORATION



"Article II.2.  Annual Meetings":

         "The annual meeting of the shareholders of the Company shall be held within the first 8 months after the close of the fiscal year of the Company, and the date and time of the meeting shall be determined by the Board of Directors. During the annual meeting, the shareholders shall elect the Board of Directors, and transact such other business as may properly come before the meeting."


"Article III.6.  Regular Meetings and Notice":

         "The Board may provide by resolution for the holding of regular meetings of the Board of Directors, either in person or via conference call, at least once per quarter during the Company's fiscal year, and may fix the time and place thereof."


                                       A 1